Freight Technologies (NASDAQ: FRGT)
Oct 2023

Revolutionizing Cross-border Shipping

Our mission is to revolutionize **cross-border shipping by providing carriers** with increased growth opportunities and shippers with flexibility, visibility and simplicity for the once-complex process of international over-the-road (OTR) shipping.



Revolutionizing Cross-border Shipping



A complex and broken model that results in bad outcomes for many players in the ecosystem.



Fr8App automates the process, making transportation more efficient and reducing risks and costs.

Opportunity: Massive Market with Extreme Inefficiencies


US- Domestic
$732 B
Freight Spend (2)
Mex - US Cross Border
$385 B
Freight Spend (1)
Mexican - Domestic
$34 B
Freight Spend (3)

- Fragmented and inefficient market creates opportunities.
- Lack of pricing transparency.
- Inefficient matching.
- Low technology penetration.
- Cross-border complexity.

1. https://explore.dot.gov/t/BTS/views/Dashboard_StatebyPort/Overview?%3Aiid=3&%3AisGuestRedirectFromVizportal=y&%3Aembed=y&%3AusingOldHashUrl=true
2. https://www.trucking.org/economics-and-industry-data
3. https://canacar.com.mx/servicios/estadistica/agenda-economica-del-autotransporte-carga-2021/


fr8app
FR8NOW
fr8fleet

FR8technologies

Our innovative freight shipping technology **speeds up and simplifies** shipping across USMCA region, connecting shippers with a vast network of trusted carriers and drivers and providing transparent pricing for available cargo capacity.



fr8app

FREIGHT MATCHING PLATFORM

Fr8app is a **B2B Marketplace** powered by **AI** and **Machine Learning**

One of the most connected & intelligent **freight matching platforms** for **cross-border shipping** in the USMCA region.



FR8NOW

LTL SERVICES

Fr8Now is a trusted LTL (Less than truckload) shipping partner for businesses of all sizes.

Our innovative technology provides easy booking process, flexible options, and affordable pricing that will make us the go-to choice for LTL shipping needs.

LTL shipping is used by countless companies that don’t use full truckload shipping on a regular basis.


Fr8App


Fr8Fleet

fr8fleet

DEDICATED CAPACITY

The service where a shipper contracts a minimum amount of shipping capacity over time.

Fr8fleet operates on Fr8App´s platform and commits the Company to provide, and its shipper client to pay for, a predetermined amount of load capacity over a stated period of time.

Our Technology Reduces Waste & Inefficiency


24/7 Live tracking
Fr8Data
Route plan
Bid on loads
Marketplace
Document management
Fr8TMS
Fr8FMS
Messenger center
One control center
Data analytics
Catch loads

Software Solutions Add Extra Value

FR8tms

Shipments cross border quickly, safely, and avoids delays with Fr8tms (Transportation management system)

Shippers post their loads, the destination-anywhere in the USA, Mexico or Canada-and the desired price and match with a secure carrier quickly. Once the shipment is on its way, real-time 24/7 tracking and updates are provided.



AI core platform



FR8fms

With Fr8fms (Fleet Management System), carriers streamline daily operations and get paid faster

Carriers match desired loads on favorite routes at the desired rates they want. With real-time 24/7 tracking, they spend less time reporting updates on truck locations and focus more on matching loads and data/pattern analysis..

Security & Visibility


Fr8Radar

- FOURKITES
- Recurso Confiable
- samsara
- GEOTAB
- KOSMOS
- MASTERTRACK
- MONARCH TRACKING.COM
- MAGNI Tracking
- webfleet
- omnitracs
- TECHTRACK
- iTRACK

US Tech Partners.

Our Foothold in Mexico is a Key Differentiator

US Mexico Canada (USMCA) MARKETPLACE



FR8technologies

USA MARKETPLACES



Uber Freight

CONVOY

TRANSFIX

TRADITIONAL BROKERS LOGISTICS/3PL



LIVINGSTON

C.H. ROBINSON

Continually investing in AI

In today's rapidly evolving technological landscape, the establishment of a dedicated department for AI product and solution development offers numerous advantages

- Fosters innovation by bringing together specialized talent, resources, and expertise in artificial intelligence, enabling the organization to stay at the forefront of cutting-edge technology.
- Enhances efficiency through streamlined processes, reducing development timelines and costs.
- Facilitates cross-functional collaboration, leading to a more holistic approach to problem-solving and the creation of comprehensive AI solutions.
- Empowers the organization to harness the full potential of AI, driving growth, competitiveness, and the delivery of high-quality products and services to meet the ever-changing demands of the market.



AI
Active
AI

Gamification for Drivers

We will revolutionized our platform with a new gamification feature powered by AI.

We will be rating carriers, ensuring top-notch service quality.

It's not just about cost; it's about the best service.

This ensures our commitment to delivering exceptional service and reducing client attrition due to subpar carrier performance.



24h

- Point System
- Challenges and Achievements
- Points Collection Redeemable at Stores
- User Levels
- Personalized Rewards
- Special Recognitions

Getting Data by Increasing Mobile App usage

Cutting-edge AI functionalities designed to enhance driver engagement and add significant value.

Drivers will have access to a voice-activated avatar, powered by GPT, serving as their interactive co-pilot.

This feature not only provides load information but also offers real-time updates on road and weather conditions, along with potential incident warnings, elevating the overall user experience.


Chicago - Tijuana
San Antonio
the selected load is the most efficient
Nuevo Laredo
NUEVO LEÓN
McAllen
Reynosa
Monterrey
Chicago, IL
Tijuana, MX
Start
24h
ChatGPT

Customs Brokerage. **Coming** soon.

Joffroy®

Strategic alliance with a Customs Broker to establish a profitable revenue stream.

This alliance will enable Fr8app to participate in the customs brokerage sector, diversifying its income sources and fostering growth opportunities.



Experienced and Talented Management Team



Javier Selgas
CEO & Director



Paul Freudenthaler
CFO & Board Secretary



Luisa López
COO



Álvaro Garrido
Head of IT



Harry Martin
Head of Sales



Mario Mena
Head of People



Paul Burkhart
Head of Pricing



Joaquin Vilchis
Head of operations



Ricardo Gonzalez
Head of Carrier Sales



Margin Increase
93%

93% Year-over-Year Margin Increase

The company's YTD margin through June 2023 saw a significant improvement, recording a 93% increase compared to the YTD of 2022.

This year-over-year improvement reflects the successful implementation of operational efficiencies and prudent cost management strategies.

Investment Rationale



HUGE MARKET OPPORTUNITY

$385B cross-border US-Mexico trade

$34B Mexico domestic

$732B US domestic



SCALABLE DIFFERENTIATED TECHNOLOGY

Providing competitive advantages to carriers

Fr8App platform powered by AI

Data driven analytics
Open architecture
Scalable framework



BUILDING MARKET LEADERSHIP

First mover in Mexico

419 shipper clients

4000+ carriers

~32,000 loads



SUCCESSFUL GROWTH STRATEGY

Launching numerous product offerings

Collaborating with key players

Investing in technology and human capital

Committed to the Environment

Leveraging our technology to reduce the carbon footprint by **optimizing empty miles** and **reducing paper consumption.**


NATURE
has no borders
FR8technologies

Transforming the Future of Logistics